Exhibit 12.1

Coinmach Service Corp.

Statement Re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	March 31,	March 31,	March 31,	March 31,	March 31,
	2002	2003	2004	2005	2006

Earnings:
Consolidated pretax loss from continuing operations	$(48,168)	$(2,819)	$(34,979)	$(45,491)	$(40,467)
Addback: Fixed Charges	149,958	137,717	161,813	157,480	140,571

Earnings	$101,790	$134,898	$126,834	$111,989	$100,104

Fixed Charges:
Interest expense	$72,037	$58,167	$82,091	$77,743	$60,099
Net amortization of debt discounted and premium and issuance expense	999	2,439	2,414	2,326	1,905
Interest portion of rental expense	76,922	77,111	77,308	77,411	78,567

Fixed Charges	$149,958	$137,717	$161,813	$157,480	$140,571

Ratio of Earnings to Fixed Charges:	—	—	—	—	—
Coverage Deficiency	$48,168	$2,819	$34,979	$45,491	$38,467